Filed Pursuant to Rule 253(g)(2)

File No. 024-12058

SUPPLEMENT NO. 1 DATED DECEMBER 30, 2022

TO THE OFFERING CIRCULAR DATED DECEMBER 7, 2022

MASTERWORKS 185, LLC

This Supplement No. 1 dated December 30, 2022, supplements the Offering Circular of Masterworks 185, LLC dated December 7, 2022 which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on November 14, 2022 and qualified on December 6, 2022, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein) found HERE. Except as set forth in this Supplement No. 1, the Offering Circular remains unchanged. Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is to disclose certain changes to the Offering Circular, mainly relating to the plan of distribution. Effective January 1, 2023, the Company has terminated its agreement with the Underwriters and will no longer be selling Class A shares or soliciting investors through sales agents or underwriters. Beginning January 1, 2023, representatives of Arete Wealth Advisors, LLC, a SEC registered investment adviser, may provide advisory services to prospective investors in this offering. Masterworks will pay all fees and costs associated with these advisory services.

All relevant changes to the Offering Circular are further outlined below.

Cover Page

The following disclosure supersedes and replaces in its entirety the third paragraph of the cover page.

The Company has not engaged commissioned sales agents or underwriters and we plan to distribute the Offering through the Masterworks Platform (as defined below). See “Plan of Distribution” in this Offering Circular for additional information.

The following disclosure supersedes and replaces in its entirety footnotes 1 and 2 to the table on the cover page.

(1) We have not engaged underwriters in connection with this Offering. The Company intends to distribute the Offering through the Masterworks Platform. See the section entitled “Plan of Distribution” beginning on page 28 of this offering circular for additional information.

(2) This amount does not include estimated offering expenses, all of which will be paid by Masterworks rather than from the net proceeds of the Offering.

The following disclosure supersedes and replaces in its entirety the seventh paragraph on the cover page:

The Class A shares are to be offered through the Masterworks Platform. Neither Masterworks.io, LLC nor any other affiliated entity involved in the offer and sale of the Class A shares is currently a member firm of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Class A shares.

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Use of Certain Terms and Definitions

Any reference in the Offering Circular to “Underwriters,” “Independent Brokerage Solutions LLC”, “IndieBrokers”, or “Arete Wealth Management, LLC” is removed entirely.

Any reference to the Offering being conducted on a “best efforts” basis is removed entirely.

Any reference to the costs, fees or expenses of, or payable to, the Underwriters is removed entirely.

The Offering

The following disclosure is deleted from “The Offering” section beginning on page 7 of the Offering Circular.

Underwriters	Independent Brokerage Solutions LLC (“IndieBrokers”), a New York limited liability company and Arete Wealth Management, LLC, a Delaware limited liability company (“Arete”) are each broker-dealers that are registered with the SEC and in each state where the offering will be made and each is an Underwriter of this Offering on a “best efforts” basis. Each Underwriter is a member of FINRA and SIPC.

The following disclosure is deleted from the second sentence of the “Worldwide” section on page 8 of the Offering Circular.

…and FINRA’s issuance of a No Objections Letter.

Risk Factors

The following risk factor is added to the “Risk Factors” section beginning on page 10 of the Offering Circular.

Representatives of registered investment advisers introduced to you through the Masterworks website are dedicated to selling and or advising on Masterworks securities and have conflicts of interest.

Certain investment adviser representatives of Arete Wealth Advisors, LLC, or Arete RIA, are exclusively dedicated to providing advisory services with respect to Masterworks financial products. Masterworks, directly or indirectly, pays the compensation of these individuals and so they have conflicts of interest and lack the independence of other investment professionals who may provide more generalized investment advice. While these individuals have regulatory duties to investors, including fiduciary duties, such individuals are exclusively dedicated to the provision of advisory services of Masterworks financial products. Accordingly, such individuals will not provide you with recommendations or advice on investing in other traditional or alternative asset categories. They have direct or indirect financial incentives to convince you to invest in Masterworks’ sponsored offerings, including this Offering.

The following risk factors supersede and replace in their entirety the corresponding risk factors beginning on page 18 in the Offering Circular.

Risk of non-compliance with regulations, including a risk of Masterworks being deemed to be operating as an unregistered broker-dealer.

The Company has not engaged underwriters in connection with the Offering, but the Company will have an arrangement with Arete RIA whereby investment adviser representatives of Arete RIA will be dedicated to providing advisory services to persons who have expressed an interest in investing in Masterworks offerings, including this Offering. In light of the Company’s arrangement with Arete RIA, if the SEC were to determine that Masterworks, which is not a registered broker-dealer under the Securities Exchange Act of 1934 or any state securities laws, has engaged in brokerage activities that require registration, including initial sale of the Class A shares on the Masterworks Platform and permitting a registered broker-dealer to facilitate resales or other liquidity of the Class A shares on the Masterworks Platform, Masterworks may need to discontinue or suspend certain operations, which would likely be harmful to its business and reputation. In addition, if Masterworks is found to have operated as a ‘broker-dealer’ without being properly registered, there is a risk that Class A shares offered and sold while Masterworks was not registered may be subject to a right of rescission, which may result in the early termination of the Offering. An unregistered broker-dealer may also face sanctions, penalties and enforcement actions by regulatory authorities. Since the Company is reliant on Masterworks to administer its operations and the Artwork, any regulatory development that is damaging to Masterworks may have a material adverse effect on the Company and Class A shareholders.

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Further, if Masterworks Investor Services or another Masterworks affiliated entity were required to register as a broker and/or dealer, Masterworks would be subject to higher compliance costs and periodic examinations and, as a result, Masterworks would likely be required to change aspects of its business processes, fee structure and communications.

By purchasing shares in this Offering, you are bound by the provisions contained in our subscription agreement which provide for mandatory arbitration and a waiver of rights to a jury trial which limits your ability to bring class action lawsuits, seek remedies on a class basis or have a jury decide the factual merits of your claim.

By purchasing shares in this Offering, investors agree to be bound by the arbitration provisions contained in our subscription agreement which provide that arbitration is the exclusive means for resolving disputes relating to or arising out of the subscription agreement, the shares, the Masterworks Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing. In addition, by signing the subscription agreement, you waive your rights to a jury trial in any such dispute. Please note that neither the mandatory arbitration provision nor the waiver of your rights to a jury trial apply to claims made under the federal securities laws or any dispute you may have with Arete RIA. Arbitration awards are generally final and binding. A party’s ability to have a court reverse or modify an arbitration award is very limited. Purchasers of shares in a secondary transaction would also be subject to the same arbitration provisions and jury waiver that are currently in our subscription agreement. Such arbitration provision limits the ability of investors to bring class action lawsuits or similarly seek remedies on a class basis for claims subject to the provision. If invoked, the arbitration is required to be conducted in New York, NY in accordance with New York law. The subscription agreement allows for either the Company or an investor to elect to enter into binding arbitration in the event of any covered claim in which the Company and the investor are adverse parties. While not mandatory, in the event that the Company were to invoke the arbitration clause, the rights of the adverse shareholder to seek redress in court would be severely limited. These restrictions on the ability to bring a class action lawsuit and the waiver of a jury trial may result in increased costs and/or reduced remedies, to individual investors who wish to pursue claims against the Company, except in the case of claims made under the federal securities laws.

Plan of Distribution

The following disclosure supersedes and replaces the first paragraph of the “Plan of Distribution” section on page 28 of the Offering Circular.

The Company is selling the Class A shares through the Masterworks Platform and is not selling the Class A shares or soliciting investors through commissioned sales agents or underwriters. Representatives of an SEC registered investment adviser may provide advisory services to prospective investors. For additional information about these advisory services, please see “Advisory Services.” Subscriptions will be made only through the Masterworks Platform and payment will be made directly to the Company. The subscription funds paid by investors as part of the subscription process will be held in a noninterest-bearing segregated account of the Company with Goldman Sachs Bank USA, or a similar institution and will not be commingled with any other funds and will not be released, unless and until there is an initial closing and the date of each respective additional closing under of this Offering. All fees and expenses of the Offering will be paid by Masterworks and the Company shall have no responsibility for any such amounts payable. Accordingly, the gross proceeds from the Offering shall be the same as the net proceeds from the Offering. This Offering will not exceed 24 months from the date of commencement in accordance with Rule 251(d)(3) of Regulation A.

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The following disclosure is deleted from the “Online Subscriptions and Bank Account” section on page 28 of the Offering Circular.

The Underwriters will not be responsible for collecting or holding investor funds.

The “Engagement Agreement with the Underwriters” section on page 29 of the Offering Circular is deleted in its entirety.

The following disclosure supersedes and replaces the subscription steps in “Procedures for Subscribing” on page 31 of the Offering Circular.

1.	You will be required to provide basic identifying information, including your name, email address, phone number, and to establish a password, after which you will be prompted to continue to the next screen. After that, Masterworks sends you an email requesting you to click a link that verifies your email address and confirms that you created your profile with Masterworks.

2.	If applicable based on your identifying information, you may be prompted to schedule a call with an Arete RIA adviser representative, at which time you will also be asked to agree to an Investment Advisory Agreement, a form of which is attached as Exhibit 99.1 to Form 1-U filed on the same date as this amended offering circular.

3.	Once you complete a call with an Arete RIA adviser representative, if applicable, and once an offering has been qualified by the SEC, you can initiate the subscription process by clicking a “Invest Now” link adjacent to a reference to the particular offering.

4.	You will then be presented with a link to the final Offering Circular (and any post qualification supplements or amendments, if applicable) and basic information about the Offering, including an image of the relevant artwork, the maximum aggregate offering amount and the minimum investment amount.

5.	You will be requested to input and confirm the dollar amount of your proposed subscription.

6.	You will then be prompted to select whether you are investing yourself or through an entity, trust or joint account.

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After a prompt to continue, you will be requested to select a payment method, including: (i) linking a bank account to facilitate payment through the Automated Clearing House, or ACH, (ii) federal funds wire transfer, (iii) credit card, (iv) transfer from an IRA account, or (v) your Masterworks wallet as follows:

(a) ACH. If you choose to link your bank account, you will be requested to select your bank among a directory of banks and you will be prompted to provide your bank user name and password and to select the particular account. You may also confirm your bank account by confirming micro deposits in lieu of using your user name and password.

(b) Wire Transfer. If you choose to pay by wire transfer, you will be provided with the issuer’s bank account number, routing number and bank address, along with a unique identifying code that will enable us to match the incoming wire transfer with your subscription.

(c) Credit Card. If you choose to pay by credit card, you will be prompted to provide your credit card information and will be presented with a screen that reflects the amount of your subscription, the amount of fees that would be charged by the credit card issuer for the transaction and the total amount payable.

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8.	After payment is complete, you will be directed to review and execute a copy of the subscription agreement, which contains an active hyper-link to the operating agreement for the issuer and is self-populated with your name, address, telephone number, subscription amount and method of payment.

9.	Next, you will be requested to complete certain special reporting obligations questions. Then, you must verify your identity and you will be presented with an active hyperlink to a Customer ID Program Notice which describes the identification information you need to provide. You will be prompted to provide us with your address, date of birth and your social security or tax identification number. You will also be asked: (i) whether you are an accredited investor (with appropriate definitions provided) and if not, you will be asked to confirm that your investment will be less than 10% of your net worth or annual gross income, (ii) whether you or anyone in your household are associated with a FINRA member, securities exchange, self-regulatory organization or the SEC and (iii) whether you or anyone in your household or immediate family is a 10% shareholder, officer, or member of the board of directors of a publicly traded company.

10.	After your identity is cleared against certain governmental terrorist watch lists and lists designed to prevent or deter money-laundering, you will be presented with a confirmation of your accepted subscription. Investors selecting ACH or wire transfer will receive an email that payment has been initiated and a follow-up email indicating that the payment has been received by the issuer.

11.	You will receive an email confirmation indicating the amount of your subscription, along with a fully executed copy of the subscription agreement, which will be time and date stamped, for your records.

12.	You will then be presented with a screen requesting certain tax exemption status information that will be used, along with other information previously provided, to populate a Form W-9 (Request for Taxpayer Identification Number and Certification) or W-8 (International), as applicable.

13.	Lastly, you will be directed to a “My Account” screen that summarizes the status of your subscription, order history, whether or not shares have been issued, profile information, tax documents and active hyperlinks to the subscription agreement and operating agreement.

Advisory Services

A section entitled “Advisory Services” and the following disclosure is added immediately following the “Plan of Distribution” section.

ADVISORY SERVICES

Masterworks is party to an agreement with Arete Wealth Advisors, LLC (“Arete RIA”), a SEC registered investment adviser, to provide investment advisory services to persons who have indicated an interest in investing in the Class A shares offered pursuant to this offering circular and other offerings sponsored by Masterworks. These advisory services will be provided by a dedicated team of investment adviser representatives who are employees of Masterworks and associated persons of Arete RIA. Any investor that speaks to an adviser representative will be requested to enter into an Investment Advisory Agreement with Arete RIA, a form of which is attached as Exhibit 99.1 to the offering statement of which this offering circular is an integral part. Masterworks pays Arete RIA a fixed monthly fee for supervision of these adviser representatives, plus additional fees equal to the compensation of the Arete RIA adviser representatives, which fees are paid by Masterworks to Arete RIA or directly to the adviser representatives on behalf of Arete RIA. Arete RIA has the right to approve of all compensation arrangements with respect to the adviser representatives.

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In addition, Arete RIA may be deemed to be a statutory underwriter in connection with the distribution of the Offering and or other offerings sponsored by Masterworks. The adviser representatives dedicated to providing investment advisory services to persons interested in investing in Masterworks securities offerings will not provide recommendations or advice on any alternative investments or other asset classes. In light of the exclusive nature of the arrangement between dedicated adviser representatives and Arete RIA and Masterworks, coupled with the fact that all fees generated by Arete RIA to compensate the dedicated adviser representatives are paid by Masterworks, Arete RIA and these adviser representatives have conflicts of interest and lack the independence of other investment professionals who may provide more generalized investment advice.

Further, if an affiliate of Masterworks becomes a SEC registered investment adviser (referred to as “Masterworks RIA”), representatives of Masterworks RIA may provide advisory services in connection with offerings sponsored by Masterworks, including this offering.

Description of Business

The following disclosure supersedes and replaces in its entirety the “Dispositions” section on page 39 of the Offering Circular.

Set forth below is a summary of the Masterworks affiliated issuers that have consummated a transaction to sell artwork or have entered into a binding agreement to sell artwork. After a sale has been consummated, such issuer commences the process of winding up and dissolving in accordance with its operating agreement. Except as set forth below, none of the artwork held by Masterworks affiliated Regulation A issuers has been sold as of the date hereof. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

Issuer	Artist	Date of Sale Agreement	Date of Sale Announcement	Net Annualized Return(1)
Masterworks 003, LLC	Banksy	11/16/2020	11/17/2020 (Form 1-U)	32.00%(2)
Masterworks 016, LLC	Condo	12/1/2021	12/3/2021(Form 1-U)	39.30% (Form 1-U)
Masterworks 032, LLC	Oehlen	2/22/2022	2/24/2022 (Form 1-U)	36.20% (Form 1-U)
Masterworks 002, LLC	Monet	6/23/2022	6/28/2022 (Form 1-U)	9.20% (Form 1-U)(3)
Masterworks 022, LLC	Brown	7/8/2022	7/12/2022 (Form 1-U)	27.30% (Form 1-U)
Masterworks 010, LLC	Gilliam	8/4/2022	8/9/2022 (Form 1-U)	33.10% (Form 1-U)
Masterworks 025, LLC	Condo	9/15/2022	9/16/2022 (Form 1-U)	21.50% (Form 1-U)
Masterworks 014, LLC	Mitchell	10/24/2022	10/27/2022 (Form 1-U)	17.80% (Form 1-U)
Masterworks 011, LLC	Soulages	11/18/2022	11/23/2022 (Form 1-U)	13.9% (Form 1-U)
Masterworks 070, LLC	Warhol	12/8/2022	12/12/2022 (Form 1-U)	10.4% (Form 1-U)
Masterworks 028, LLC	Brown	12/9/2022	12/12/2022 (Form 1-U)	35.0% (Form 1-U)

1.	“Net Annualized Return” refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. A more detailed breakdown of the Net Annualized Return calculation for each issuer can be found in the respective Form 1-U linked, with the exception of Masterworks 003, LLC (See Note 2). A notation of “N/A”, if applicable, indicates that the Net Annualized Return for such issuer is not yet finalized.

2.	Net Annualized Return for Masterworks 003, LLC is based on an initial offering size of $1,039,000 and a sale price of $1,500,000, resulting in a distribution amount of $26.67 per Class A share (including 806 Class A shares issued in respect of Masterworks administrative service fees), after deduction of the Class B profit share equal to $87,996 and sale and liquidation expenses of $5,000, and a holding period of 378 days.

3.	Net Annualized Return for Masterworks 002, LLC reflects $23.28 per Class A share distributed to shareholders after the (i) forfeiture by the Administrator of unvested shares issuable to it in respect of administrative fees and (ii) redemption for nominal consideration of all of the profit sharing interests represented by Class B ordinary shares held by Masterworks Gallery, LLC. If the forfeiture and redemption referenced in clauses (i) and (ii) had not occurred, the Net Annualized Return would have been 6.30%.

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The following disclosure is added to the sub-section entitled “Conflicts of Interest include but are not limited to the following”on page 48 of the Offering Circular:

Certain investment adviser representatives of Arete Wealth Advisors, LLC, or Arete RIA, are exclusively dedicated to providing advisory services with respect to Masterworks financial products. Masterworks, directly or indirectly, pays the compensation of these individuals. As a result, these individuals have conflicts of interest and lack the independence of other investment professionals who provide more generalized investment advice.

Interest of Management and Others in Certain Transactions

The following disclosure is added to the end of the “Duties Owed by Some of Our Affiliates to the Administrator and the Administrator’s Affiliates” section on page 65 of the Offering Circular:

No Independent Underwriter

As we are conducting this offering without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution.”

Description of Shares

The following disclosure supersedes and replaces in its entirety the second sentence of the section entitled “Binding Arbitration under Our Subscription Agreement” on page 73 of the Offering Circular:

Please note that this arbitration provision does not apply to claims made under the federal securities laws or any dispute you may have with Arete RIA, which can be settled through the arbitration rules of JAMS.

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